Exhbit 99.2

Independent Contractor Agreement

The parties to this Independent Contractor Agreement ("Agreement") are VelaTel Global Communications, Inc. ("VelaTel") and the undersigned individual performing services on behalf of VelaTel ("Independent Contractor").  VelaTel and Independent Contractor are each sometimes referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

RECITALS

Independent Contractor has previously worked as an hourly or salaried employee of VelaTel.  The Parties now desire for Independent Contractor to receive some or all compensation in the form of publicly traded Series A common stock of VelaTel registered pursuant to the United States Securities and Exchange Commission (“SEC”) Form S-8 (“Stock”).  The proposed compensation arrangement in the form of Stock would create logistic problems for both Parties in terms of tax reporting and withholding and/or payment by VelaTel of state and federal payroll taxes if Independent Contractor were to remain an employee of VelaTel.  The Parties desire to minimize these problems by changing the work performance relationship between VelaTel and Independent Contractor from that of employer-employee to that of independent contractor.

NOW, THEREFORE, the Parties, for good and valuable consideration, hereby agree as follows:

1.           The term of this Agreement shall be effective as of March 16, 2012 (“Effective Date”) and shall continue indefinitely, subject to termination by either party with or without cause upon one Party providing the other Party 30 days written notice of his/her election to terminate this Agreement.

2.           Independent Contractor shall hold the same job title and/or office and shall perform the same general scope of services to VelaTel as during the prior hourly or salaried employment of Independent Contractor by VelaTel (“Services”).

3.           Independent Contractor shall invoice VelaTel semi-monthly for his or her Services at the same base rate as Independent Contractor’s hourly wage times hours worked or semi-monthly gross salary immediately preceding the Effective Date, plus reimbursement of reasonable expenses incurred in performing such Services.  Expense reimbursement shall be subject to approval and back-up support requirements by VelaTel’s accounting department.

4.           Any or all of Independent Contractor’s compensation may, at VelaTel’s option, be paid in the form of Stock.  All Stock issued as compensation shall be issued at the closing sale price at which the Stock traded on the day prior to issuance of the Stock to Independent Contractor, provided that, when VelaTel provides a conversion feature to its promissory note with Isaac Organization, Independent Contractor shall, at VelaTel’s discretion, be entitled to the same terms as Isaac as it relates to issuance of shares as compensation.

5.           Independent Contractor hereby waives entitlement to and releases VelaTel from liability for any and all expenses accrued, but unpaid, prior to the Effective Date.  In consideration for such waiver and release, and as enticement for Independent Contractor to change his employment status, VelaTel shall, within five days of the mutual execution of this Agreement, pay Independent Contractor an agreed amount in the form of Shares, which amount is in addition to compensation otherwise due for Services performed since the Effective Date.

6.           Independent Contractor shall assume full responsibility for the payment of any taxes (or any other obligations or payments) that may be claimed as owed by any unit of government, as a result of compensation paid to Independent Contractor pursuant to this Agreement.  This includes income, Social Security, Medicare and self-employment taxes.  Independent Contractor shall defend and indemnify VelaTel with regard to any such payments.

7.           The Parties intend Independent Contractor to act as an independent contractor in the performance of his or her Services to VelaTel.  Independent Contractor shall have the right to control and determine the methods and means of performing the Services.  Independent Contractor shall use his or her own expertise and judgment in performing the Services, recognizing that VelaTel is relying on Independent Contractor to consult, when appropriate, with other representatives of VelaTel and its subsidiaries.

8.           This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to be one and the same agreement.

VelaTel Global Communications, Inc.

By /s/ George Alvarez
George Alvarez
Title: Chief Executive Officer

By: /s/ Ryan Alvarez
Ryan Alvarez